As filed with the Securities and Exchange Commission on July 8, 2005.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

THE KOREA FUND, INC.
(Name of Subject Company (issuer))
THE KOREA FUND, INC.
(Name of Filing Person (offeror))
COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500634100
(CUSIP Number of Class of Securities)
Bruce Rosenblum, Esq.
The Korea Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
345 Park Avenue
New York, New York 10154
(800) 349-4281
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
William D. Regner, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$614,086,773.83(a)	$72,278.01(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 22,350,747 shares in the offer, based on the average of the high and low prices on July 6, 2005 of $27.475 as reported on the New York Stock Exchange.

(b)	Calculated at $117.70 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #6 for Fiscal Year 2005, effective December 13, 2004.
      ☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
      Amount Previously Paid: Not applicable
      Form or Registration No.: Not applicable
      Filing Party: Not applicable
      Date Filed: Not applicable
      ☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
      Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

Introductory Statement
      This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Korea Fund, Inc., a Maryland corporation (the “Fund”), to repurchase a pro rata portion of the Fund’s portfolio securities (other than securities that are not publicly traded, which would need to be registered under the Securities Act of 1933, as amended, if distributed in the repurchase, that may not be held other than by Korean holders, or that involve the assumption of contractual obligations or trading restrictions) upon the terms and subject to the conditions set forth in the Offer to Repurchase, dated July 8, 2005 (the “Offer to Repurchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.
      This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
      The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	Exhibits

(a)(1)(i)	Offer to Repurchase, dated July 8, 2005.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press release issued on July 7, 2005 (incorporated herein by reference to the Schedule TO-C filed by The Korea Fund, Inc. on July 7, 2005).
(b)(1)	None.
(d)	Amendment to the License, Approval and Confirmation of The Korea Fund, Inc., dated July 2, 1998, issued by the Ministry of Finance and Economy of Korea (incorporated herein by reference to Exhibit (d) to the Statement on Schedule TO filed by The Korea Fund, Inc. on January 23, 2004).
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3
      Not Applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.

By:	/s/ Bruce Rosenblum

Name: Bruce Rosenblum
Title: Secretary and Vice President
Dated: July 8, 2005

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